Exhibit 99.1

Bullish receives Gibraltar Financial Services Commission approval to offer trading in tokenized securities

Approval positions Bullish among the first regulated venues to offer trading in issuer-sponsored tokenized securities.

Cayman Islands - Bullish (NYSE: BLSH), an institutionally focused global digital asset platform that provides market infrastructure and information services, today announced that it has received approval from the Gibraltar Financial Services Commission (GFSC) for tokenized securities. The approval marks a further milestone in the deepening collaboration between Bullish and Gibraltar to build regulated infrastructure for digital assets.

The approval builds on the ongoing collaboration between Bullish and the GFSC, which began in 2025, to explore regulated infrastructure for digital assets. It reflects Gibraltar's continued leadership as the first jurisdiction globally to introduce a bespoke legal framework for firms using Distributed Ledger Technology (DLT).

"Gibraltar has once again shown how thoughtful regulation can unlock innovation. This approval allows us to bring the benefits of tokenization to securities markets within a robust, supervised framework, and continues the work we began with the GFSC to set a global standard for regulated digital asset markets," said Tom Farley, CEO of Bullish Group.

The Hon Nigel Feetham KC MP, Minister for Financial Services, said: "Gibraltar is committed to being at the forefront of regulated innovation in financial services. We are pleased to deepen our relationship with Bullish and to support the responsible development of tokenised securities, reinforcing Gibraltar's reputation as a quality financial center."

Tokenized securities aim to bring the efficiencies of blockchain infrastructure to traditional capital markets. For traders and investors, tokenization can enable continuous 24/7 trading, near-instant settlement, and the ability to move assets without the multi-day delays of conventional post-trade processing. For issuers, it offers the prospect of a more direct relationship with their shareholders, greater transparency into ownership, and the potential to streamline corporate actions. By offering trading in tokenized securities within Gibraltar's supervisory framework, Bullish intends to make these benefits available to eligible non-U.S. investors while maintaining the investor protections and regulatory oversight expected of established markets.

The approval advances Bullish's broader strategy to build end-to-end infrastructure for tokenized securities. In May 2026, Bullish agreed to acquire Equiniti (EQ), a leading global transfer agent that serves as the system of record for nearly 3,000 issuer clients and supports more than 20 million shareholders. Once that transaction completes, the combined platform is designed to span the full lifecycle of a tokenized security, inclusive of issuance, registry, and trading, connecting the trusted record-keeping of a regulated transfer agent with Bullish's blockchain and trading infrastructure. The GFSC approval adds a regulated venue for secondary trading to that vision.

Trading in tokenized securities is expected to go live in the coming weeks, subject to pre-go live conditions.  Bullish will continue to work with the GFSC as it develops its tokenized securities offering, with further details to follow.

About Bullish

Bullish (NYSE: BLSH) is an institutionally focused global digital asset platform that provides regulated market infrastructure and information services. This includes Bullish Exchange – an institutionally focused digital assets spot and derivatives exchange, integrating a high-performance central limit order book matching engine with automated market making to provide deep and predictable liquidity. Bullish Europe is regulated under MiCAR as a crypto asset service provider offering spot trading and custody services for digital assets.

Bullish is the parent company of CoinDesk, a leading provider of digital asset media and information services. CoinDesk's offerings include: CoinDesk Indices – a collection of tradable proprietary and single-asset benchmarks and indices that track the performance of digital assets for global institutions in the digital assets and traditional finance industries; CoinDesk Data – a broad suite of digital asset market data and analytics, providing real-time insights into prices, trends and market dynamics; and CoinDesk Insights – a digital asset media and events provider and operator of coindesk.com, a digital media platform that covers news and insights about digital assets, the underlying markets, policy and blockchain technology.

For more information, please visit bullish.com and follow LinkedIn and X.

Use of Websites to Distribute Material Company Information

We use the Bullish Investor Relations website (investors.bullish.com) and our X account (x.com/bullish) to publicize information relevant to investors, including information that may be deemed material, in addition to filings we make with the U.S. Securities and Exchange Commission (SEC) and press releases. We encourage investors to regularly review the information posted on our website and X account in addition to our SEC filings and press releases to be informed of the latest developments.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Sentences containing words such as “believe,” “intend,” “plan,” “may,” “expect,” “should,” “could,” “anticipate,” “estimate,” “predict,” “project,” or their negatives, or other similar expressions of a future or forward-looking nature generally should be considered forward-looking statements and include, without limitation, statements and information relating to the acquisition of Equiniti, the timing of, and our ability to obtain, maintain, and operate under, regulatory approvals, authorizations, licenses, registrations, and consents, including the expected timing of, and the satisfaction of pre-go-live and other conditions to, the commencement of trading in tokenized securities and the receipt of regulatory and other approvals required to complete the acquisition of Equiniti, the future financial or operating performance, business strategy, and potential market opportunity of Bullish, Equiniti or the combined companies, expectations related to the growth and adoption of tokenized securities and blockchain technology, future events or Bullish’s future financial or operating performance, business strategy, and potential market opportunity. Such forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Bullish, are inherently uncertain and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause results to differ from those expressed in our forward-looking statements include, but are not limited to, the satisfaction of the conditions to closing the acquisition and combination in the anticipated timeframe or at all, the failure to obtain or maintain necessary regulatory approvals, licenses, and consents, including in connection with tokenized securities trading, and the risk that related pre-go live conditions are delayed, conditioned, withdrawn, or not satisfied on the anticipated timeline or at all, the ability to realize the anticipated benefits of the combination, the ability to successfully integrate the business, litigation or regulatory actions related to the acquisition and combination, disruption from the acquisition and combination and its impact on our ability to grow our business and operations, including in new geographic locations, the costs or expenditures associated therewith, competition in our industry, and the evolving rules and regulations applicable to digital assets, tokenization and our industry. You should not place undue reliance on any such forward-looking statements, which speak only as of the date they are made, and Bullish undertakes no duty to update these forward-looking statements.

Contacts

Media: media@bullish.com

Investor Relations: investors@bullish.com

Source: Bullish